Putnam International Growth Fund
March 31,2010 Semi Annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1		Class A	9,303
		Class B	454
		Class C	189

72DD2		Class M	208
		Class R	40
                Class Y 787

73A1            Class A   0.372
                Class B   0.267
                Class C   0.279

73A2            Class M   0.312
                Class R   0.343
                Class Y   0.404


74U1		Class A	24,864
		Class B	1,558
		Class C	679

74U2		Class M	652
		Class R	112
                Class Y 1,884

74V1		Class A	15.21
		Class B	14.04
		Class C	14.42

74V2		Class M	14.45
		Class R	15.01
                Class Y 15.27

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 77Q3 74P

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman Brothers Special Financing, Inc.
(LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers Holdings, Inc. On September 26, 2008, the fund entered into a receivable purchase agreement (Agreement) with another registered investment company (the Seller) managed by Putnam Management. Under the Agreement, the Seller sold to the fund the right to receive, in the aggregate, $669,427 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. Future payments under the Agreement are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities. All remaining payments under the Agreement will be recorded as realized gain or loss. The funds net payable to LBSF was calculated in accordance with the funds master contract with LBSF. The fund has accrued interest on the net payable, which is included in the Statement of operations in Interest expense. Putnam Management currently is in discussions with LBSF regarding resolution of amounts payable to LBSF. Amounts recorded are estimates and final payments may differ from these estimates by a material amount.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.